Exhibit 99.1
Perfect Corp. Reports Unaudited Financial Results for the Three Months Ended March 31, 2026
New York – April 28, 2026 – Perfect Corp. (NYSE: PERF) (“Perfect” or the “Company”), a leading artificial intelligence (“AI”) company offering AI and augmented reality (“AR”) powered solutions to beauty, fashion, photo and video creative industries, today announced its unaudited financial results for the three months ended March 31, 2026.
Highlights for the Three Months Ended March 31, 2026
•Total revenue was $17.9 million for the three months ended March 31, 2026, compared to $16.0 million in the same period of 2025, an increase of 12.0%. The increase was primarily due to continued revenue growth in our mobile app and web subscriptions, as well as growth in virtual points revenue, which is generated from end users purchasing and consuming virtual points for AI-powered services available on YouCam mobile apps and web services.
•Gross profit was $14.7 million for the three months ended March 31, 2026, compared to $12.5 million in the same period of 2025, an increase of 17.8%.
•Operating income was $1.5 million for the three months ended March 31, 2026, compared to an operating loss of $0.2 million in the same period of 2025, representing an increase of $1.6 million.
•Net income was $2.4 million for the three months ended March 31, 2026, compared to $2.3 million during the same period of 2025, an increase of 2.6%.
•Operating cash flow was $4.2 million in the first quarter of 2026, compared to $4.3 million in the same period of 2025, a decrease of 1.9%.

Ms. Alice H. Chang, Founder, Chairwoman, and Chief Executive Officer of Perfect Corp., commented, “Perfect Corp. continues to focus on advancing its consumer B2C and enterprise B2B businesses through AI-driven innovation. We are seeing continued demand for Generative AI and Agentic AI solutions and intend to continue to focus toward developing products and services in this area. We remain committed to evolving our technology capabilities and expanding our offerings to address opportunities across both segments.”
Financial Results for the Three Months Ended March 31, 2026
Revenue
Total revenue was $17.9 million for the three months ended March 31, 2026, compared to $16.0 million in the same period of 2025, an increase of 12.0%.
•AI- and AR- cloud solutions and subscription revenue was $15.5 million for the three months ended March 31, 2026, compared to $14.1 million in the same period of 2025, an increase of 9.8%. The increase was driven by the continued revenue growth from YouCam mobile app and web subscriptions, supported by growing popularity among consumers for Generative AI technologies and AI editing features for photos and videos.
•Licensing revenue was $1.5 million for the three months ended March 31, 2026, compared to $1.6 million in the same period of 2025, a decrease of 5.4%.The Company anticipates that this legacy non-recurring revenue will become increasingly immaterial as it continues to prioritize enhancing its market leadership in the consumer beauty and AI mobile apps and web subscriptions as well as AI- and AR-based SaaS subscription solutions for brands and customers.
•Others revenue was $1.0 million for the three months ended March 31, 2026, compared to $0.3 million in the same period of 2025, an increase of 179.5%. The increase was driven by the growth of virtual points purchased and consumed by end users. Virtual points are used for AI-powered services available on YouCam mobile apps and web services.

Gross Profit
Gross profit was $14.7 million for the three months ended March 31, 2026, compared with $12.5 million in the same period of 2025, an increase of 17.8%. Gross margin was 81.9% for the three months ended March 31, 2026, up from 77.9% in the same period of 2025. The increase in gross margin during the quarter was primarily due to the increase in operational efficiency resulting from the ongoing realignment of engineering professionals as we continue to transition from customization of software toward more standardized AI/API solutions for our customer base.
Total Operating Expenses
Total operating expenses were $13.2 million for the three months ended March 31, 2026, compared with $12.6 million in the same period of 2025, an increase of 4.7%. The increase was primarily due to the recognition of expected credit losses and higher sales and marketing expenses in the first quarter of 2026.
•Sales and marketing expenses were $7.7 million for the three months ended March 31, 2026, compared to $7.4 million during the same period of 2025, an increase of 3.9%. This increase was primarily due to an increase in mobile apps advertising expenses.
•Research and development expenses remained relatively stable at $3.5 million for the three months ended March 31, 2026, compared to $3.6 million during the same period of 2025.
•General and administrative expenses remained stable at $1.7 million for the three months ended March 31, 2026, and for the same period of 2025, demonstrating our effective cost control.
•Expected credit losses were $307 thousand for the three months ended March 31, 2026, compared to nil in the same period of 2025. The recognition of expected credit losses was primarily attributable to an unexpected order cancellation by a customer.

Operating Income
Total operating income was $1.5 million for the three months ended March 31, 2026, compared with an operating loss of $0.2 million in the same period of 2025, representing an increase of $1.6 million. The increase was primarily driven by higher revenue and gross profit, while operating expenses grew modestly.
Net Income
Net income was $2.4 million for the three months ended March 31, 2026, compared to $2.3 million during the same period of 2025, an increase of 2.6%. The positive net income was supported by our steady revenue growth and effective cost control.
Liquidity and Capital Resource
As of March 31, 2026, the Company’s cash and cash equivalents were $120.6 million (or $176.4 million when including 6-month time deposits of $36.4 million, US Treasuries of $15.2 million, and money market funds of $4.2 million, which are classified as financial assets at amortized cost and financial assets at fair value through profit or loss under IFRS, respectively), compared to $126.0 million (or $172.4 million when including time deposits and US Treasuries) as of December 31, 2025.
The Company had a positive operating cash flow of $4.2 million in the first quarter of 2026, compared to $4.3 million in the same period of 2025. The Company continues to invest in growth while maintaining a healthy cash reserve to support business operations underscoring the Company’s operational health and sustainability.
Key Business Metrics
•The number of active subscribers for the Company's YouCam mobile apps and web services was 864,000 as of March 31, 2026, compared to over 908,000 as of December 31, 2025, a decrease of 4.8%. This decline was attributable to the increase in the average selling price of mobile app and web service subscription plans introduced in early 2025, which strategically prioritized higher revenue per user and long-term monetization efficiency over short-term volume growth..
•As of March 31, 2026, the Company’s cumulative customer base included 866 brand clients, with over 989,000 digital stock keeping units (“SKUs”) for makeup, haircare, skincare, shoes, bags, eyewear, watches and jewelry products, compared to 859 brand clients and over 982,000 digital SKUs as of December 31, 2025. The number of Key Customers1 of the Company as of March 31, 2026 was 118 compared to 135 as of December 31, 2025. The decline in the number of Key Customers was primarily due to customers churns in North America.
Recent Development
On March 18, 2026, Perfect announced receipt of preliminary non-binding “Going Private” proposal.
On March 23, 2026, Perfect’s Board announced the formation of special committee to evaluate on the preliminary non-binding “Going Private” proposal received on March 18, 2026.
On April 20, 2026, Perfect announced appointment of financial advisor and legal counsel to the special committee.

About Perfect Corp.
Founded in 2015, Perfect Corp. is a leading AI company offering self-developed AI- and AR- powered solutions dedicated to transforming the world with digital tech innovations that make your virtual world beautiful. On Perfect’s direct consumer business side, Perfect operates a family of YouCam consumer apps and web-editing services for photo, video and camera users, centered on unleashing creativity with AI-driven features for creation, beautification and enhancement. On Perfect’s enterprise business side, Perfect empowers major beauty, skincare, fashion, jewelry, and watch brands and retailers by supplying them with omnichannel shopping experiences through AR product try-ons and AI-powered skin diagnostics. With cutting-edge technologies such as Generative AI, real-time facial and hand 3D AR rendering and cloud solutions, Perfect enables personalized, enjoyable, and engaging shopping journey and helps brands elevate customer engagement, increase conversion rates, and propel sales growth. Throughout this journey, Perfect maintains its unwavering commitment to environmental sustainability and fulfilling social responsibilities. For more information, visit https://ir.perfectcorp.com/.
Forward-Looking Statements
This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on beliefs and assumptions and on information currently available to Perfect. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. These statements are based on Perfect’s reasonable expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Perfect’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Perfect to predict these events or how they may affect Perfect. In addition, risks and uncertainties are described in Perfect’s filings with the Securities
1 “Key Customers” refers to the Company’s brand customers who contributed revenue of more than $50,000 in the trailing 12 months ended on the measurement date.

and Exchange Commission. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Perfect cannot assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that Perfect presently does not know or that Perfect currently does not believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Perfect, its directors, officers or employees or any other person that Perfect will achieve its objectives and plans in any specified time frame, or at all. Except as required by applicable law, Perfect does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of Perfect as of any date subsequent to the date of this communication.

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2025 AND MARCH 31, 2026
(Expressed in thousands of United States dollars)

	December 31, 2025	March 31, 2026
Assets	Amount	Amount
Current assets
Cash and cash equivalents	$125,976	$120,633
Current financial assets at fair value through profit or loss	—	4,233
Current financial assets at amortized cost	36,300	36,400
Current contract assets	968	802
Accounts receivable	7,567	6,736
Other receivables	358	690
Current income tax assets	22	22
Inventories	17	17
Other current assets	2,138	1,939
Total current assets	173,346	171,472
Non-current assets
Non-current financial assets at amortized cost	10,173	15,153
Property, plant and equipment	695	667
Right-of-use assets	659	525
Intangible assets	4,421	4,390
Deferred income tax assets	2,483	2,549
Guarantee deposits paid	193	167
Total non-current assets	18,624	23,451
Total assets	$191,970	$194,923

(Continued)

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS (continued)
DECEMBER 31, 2025 AND MARCH 31, 2026
(Expressed in thousands of United States dollars)

	December 31, 2025	March 31, 2026
Liabilities and Equity	Amount	Amount
Current liabilities
Current contract liabilities	$21,902	$23,011
Other payables	12,831	11,794
Other payables – related parties	72	111
Current tax liabilities	996	1,442
Current provisions	1,061	1,212
Current lease liabilities	444	400
Other current liabilities	359	336
Total current liabilities	37,665	38,306
Non-current liabilities
Non-current financial liabilities at fair value through profit or loss	419	309
Deferred income tax liabilities	488	479
Non-current lease liabilities	239	148
Net defined benefit liability, non-current	64	64
Total non-current liabilities	1,210	1,000
Total liabilities	38,875	39,306

Equity
Capital stock
Perfect Class A Ordinary Shares, $0.1 (in dollars) par value	8,506	8,506
Perfect Class B Ordinary Shares, $0.1 (in dollars) par value	1,679	1,679
Capital surplus
Capital surplus	514,400	514,614
Retained earnings
Accumulated deficit	(370,793)	(368,440)
Other equity interest
Other equity interest	(697)	(742)
Total equity	153,095	155,617
Total liabilities and equity	$191,970	$194,923

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2026
(Expressed in thousands of United States dollars)

	Three months ended March 31
	2025	2026
Items	Amount	Amount
Revenue	$16,014	$17,936
Cost of sales and services	(3,540)	(3,242)
Gross profit	12,474	14,694
Operating expenses
Sales and marketing expenses	(7,360)	(7,650)
General and administrative expenses	(1,706)	(1,731)
Research and development expenses	(3,565)	(3,532)
Expected credit losses	—	(307)
Total operating expenses	(12,631)	(13,220)
Operating income (loss)	(157)	1,474
Non-operating income and expenses
Interest income	1,577	1,357
Other income	2	20
Other gains and losses	1,066	(13)
Finance costs	(3)	(4)
Total non-operating income and expenses	2,642	1,360
Income before income tax	2,485	2,834
Income tax expense	(192)	(481)
Net income	$2,293	$2,353

Other comprehensive income
Components of other comprehensive income that will be reclassified to profit or loss
Exchange differences arising on translation of foreign operations	$108	$(45)
Other comprehensive income, net	$108	$(45)
Total comprehensive income	$2,401	$2,308
Net income, attributable to:
Shareholders of the parent	$2,293	$2,353
Total comprehensive income attributable to:
Shareholders of the parent	$2,401	$2,308
Earnings per share (in dollars)
Basic earnings per share of Class A and Class B Ordinary Shares	$0.023	$0.023
Diluted earnings per share of Class A and Class B Ordinary Shares	$0.023	$0.023

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2026
(Expressed in thousands of United States dollars)

	Three months ended March 31
	2025	2026
Items	Amount	Amount
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax	$2,485	$2,834
Adjustments to reconcile profit (loss)
Depreciation expense	210	217
Amortization expense	31	31
Expected credit losses	—	307
Interest income	(1,577)	(1,357)
Interest expense	3	4
Net gains on financial assets at fair value through profit or loss	—	(17)
Net gains on financial liabilities at fair value through profit or loss	(951)	(110)
Share-based payment transactions	620	214
Changes in operating assets and liabilities
Accounts receivable	(815)	522
Current contract assets	214	161
Other receivables	—	(55)
Other current assets	214	196
Current contract liabilities	3,976	1,131
Other payables	(644)	(1,030)
Other payables – related parties	6	39
Current provisions	(600)	157
Other current liabilities	(13)	(21)
Cash inflow generated from operations	3,159	3,223
Interest received	1,416	1,137
Interest paid	(3)	(4)
Income tax paid	(246)	(114)
Net cash flows from operating activities	4,326	4,242
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through profit or loss	—	(6,287)
Proceeds from disposal of financial assets at fair value through profit or loss	2,746	2,071
Acquisition of financial assets at amortized cost	(6,300)	(16,436)
Proceeds from disposal of financial assets at amortized cost	6,000	11,300
Acquisition of subsidiaries, net of cash acquired	(5,553)	—
Acquisition of property, plant and equipment	(46)	(56)
Proceeds from disposal of property, plant and equipment	—	1
(Increase) Decrease in guarantee deposits paid	(52)	26
Net cash flows used in investing activities	(3,205)	(9,381)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of principal portion of lease liabilities	(134)	(135)
Net cash flows used in financing activities	(134)	(135)
Effects of exchange rates changes on cash and cash equivalents	195	(69)
Net increase (decrease) in cash and cash equivalents	1,182	(5,343)
Cash and cash equivalents at beginning of period	127,121	125,976
Cash and cash equivalents at end of period	$128,303	$120,633

Investor Relations Contact
Investor Relations, Perfect Corp.
Email: Investor_Relations@PerfectCorp.com
Category: Investor Relations